Exhibit 99.1

Neptune Announces Third Quarter Results

Cannabis Extraction Ramp Up Now Underway

Q3 Financial and Operational Highlights for the 3-month period ended December 31, 2018 compared to the 3-month period ended December 31, 20171

  Standard Cannabis Processing Licence received from Health Canada on January 4th, 2019.
  Cannabis inventories on site and initial production underway.
  Ethanol (solvent) processing capacity expansion toward 200,000 kg on track for completion by the end of March 2019, with startup expected early next fiscal year upon regulatory approval.
  Expansion of manufacturing capability to offer cannabis oil speciality capsules in partnership with Lonza announced on December 21, 2018 – consistent with value-added, differentiated strategy.
  Comparable nutraceutical revenues increased 2% to $6.5 million in the current quarter versus revenues of $6.4 million for the three-month period ended December 31, 2017 (excluding krill oil manufacturing business).
  Net loss of $3.7 million versus a net income of $5.9 million in the comparative quarter reflecting investment in cannabis business development in the current quarter, and a gain of $8.8 million realized from the deconsolidation of Acasti Pharma (non-control position) in the comparative quarter.
  Non-IFRS operating loss2 was $1.9 million compared to $1.3 million in the comparative quarter reflecting investment in cannabis business development and corporate development expenses.
  Cash balance of $15.6 million as at December 31, 2018.
  Subsequent to quarter-end, on February 13, 2019, Neptune filed a base shelf prospectus intended to give added flexibility to finance future business opportunities by accessing the capital markets on a timely and cost-effective basis.

LAVAL, QC, Feb. 13, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Corporation") (NASDAQ: NEPT) (TSX: NEPT), today announced its financial and operating results for the 3-month period ended December 31, 2018. All amounts are in Canadian dollars.

"We are excited to have achieved licencing by Health Canada to process cannabis. Cannabis inventories are in-house and production is now ramping up!" stated Jim Hamilton, President and Chief Executive Officer of Neptune. "Our Phase II investments to expand our plant's capacity to 200,000 kg are on track for completion by the end of this fiscal year with start-up expected early in the next fiscal year, subject to obtaining the necessary regulatory approvals. Additionally, based on customer feedback and market developments, we have increased our projected processing sales volumes for the first year of commercialization to between 30 and 50 metric tons. We have also initiated planning for our Phase III expansion toward 6,000 MT (6 million kg) of processing capability. We therefore continue to expect volumes to cover our cannabis business operation costs and to achieve positive EBITDA and operational cash flow next fiscal year."

[1] Excluding cardiovascular segment.
[2] See "Caution Regarding Non-IFRS Financial Measures" and "Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA (non-IFRS operating segment loss) and net income (loss) to non-IFRS operating loss" which follow.

"We ended the quarter with a strong cash position of $15.6 million. The base shelf prospectus that we filed today is designed to increase our financial flexibility and readiness to respond in a timely manner to possible future growth and investment opportunities in addition to our current plans. We believe Neptune's combination of long-standing expertise in extraction and purification, our current research and development for proprietary formulations, and our ability to offer unique, value-added delivery forms positions us to emerge as a differentiated provider of science-based cannabis products. We are very excited to be moving ahead with Neptune Wellness Solutions' new growth trajectory in this expanding global market," Hamilton concluded.

Financial Results Highlights

Cannabis investments were initiated during the three-month period ended December 31, 2017. Therefore, 3 months of cannabis results are included in the comparative results indicated below.

Third Quarter Financial Results

  Revenues increased at $6.5 million for the three-month period ended December 31, 2018, versus revenues excluding krill oil manufacturing business sold on August 7, 2017 of $6.4 million for the three-month period ended December 31, 2017.
  Net loss was $3.7 million for the current quarter, versus a net income of $5.9 million for the three-month period ended December 31, 2017.
  Non-IFRS operating loss1 was $1.9 million for the current quarter, compared to $1.3 million for the three-month period ended December 31, 2017. The variation of $0.6 million is mostly coming from the investment into the cannabis business.

Year-to-Date Financial Results

  Revenues increased at $18.8 million for the nine-month period ended December 31, 2018, versus revenues excluding krill oil manufacturing business sold on August 7, 2017 of $17.6 million for the nine-month period ended December 31, 2017.
  Net loss was $10.8 million for the nine-month period ended December 31, 2018, versus a net income of $24.7 million for the nine-month period ended December 31, 2017.
  Non-IFRS operating loss1 was $5.4 million for the nine-month period ended December 31, 2018, compared to $0.8 million for the nine-month period ended December 31, 2017. The variation of $4.6 million is mostly coming from the investment into the cannabis business.

Consolidated Results

On a consolidated basis, until the loss of control on December 27, 2017, the three-month period ended December 31, 2017 includes a net loss of $5.2 million and a Non-IFRS operating loss1 of $4.2 million for Neptune's subsidiary, Acasti, which is actively engaged in clinical studies and research and development. The nine-month period ended December 31, 2017 includes a net loss of $12.4 million and a Non-IFRS operating loss1 of $9.7 million for Acasti.

Cash and cash equivalents were $15.6 million as at December 31, 2018. Neptune's current cash position is sufficient to execute its existing business plan.

[1] See "Caution Regarding Non-IFRS Financial Measures" and "Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA (non-IFRS operating segment loss) and net income (loss) to non-IFRS operating loss" which follow.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Licensed by Health Canada to process cannabis at its 50,000 square foot facility located in Sherbrooke, Quebec, Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Leveraging its scientific and technological expertise, Neptune focuses on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Caution Regarding Non-IFRS Financial Measures
The Corporation uses two adjusted financial measures, Adjusted Segment Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating segment loss when a segment is in a loss position, and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating loss when the Corporation is in a loss position, to assess its operating performance. These non-IFRS financial measures are directly derived from the Corporation's financial statements and are presented in a consistent manner. The Corporation uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation's results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted Segment EBITDA (or non-IFRS operating segment loss when in a loss position) and Adjusted EBITDA (or non-IFRS operating loss when in a loss position) to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation's financial condition and operating results. Neptune's method for calculating Adjusted Segment EBITDA (or non-IFRS operating segment loss) and Adjusted EBITDA (or non-IFRS operating loss) may differ from that used by other corporations.

Neptune obtains its Adjusted Segment EBITDA (or non-IFRS operating segment loss) measurement by adding depreciation and amortization and stock-based compensation to segment income (loss) from operating activities before corporate expenses. Neptune obtains its Adjusted EBITDA (or non-IFRS operating loss) measurement by adding to net income (loss), net finance costs, depreciation and amortization, income tax expense and by subtracting income tax recovery and net finance income. Other items such as stock-based compensation, impairment loss on inventories, net gain on sale of assets, gain on loss of control of subsidiary and legal fees related to royalty settlements that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Excluding these items does not imply they are non-recurring.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "projects," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products in the legal cannabis market.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Conference Call Details
Neptune will be holding a conference call on February 13, 2019, at 5:00 PM (EST) to discuss its third quarter results for the three months period ended December 31, 2018.

Date:	Wednesday, February 13, 2019
Time:	5:00 PM Eastern Standard Time
Call:	1-888-231-8191
Conference ID:	6499408
Webcast:	A live webcast and presentation of the results can be accessed at: https://neptunecorp.com/en/investors/events-and-presentations/

A replay of the call will be available for replay shortly after the call's completion, until March 13, 2019. The replay can be accessed online in the Investors section of Neptune's website under Investor Events and Presentations. It is also under this section that you will find the archive of the webcast, along with its accompanying presentation.

Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA1 (non-IFRS operating segment loss)1 and net loss to non-IFRS operating loss1
(Expressed in thousands of dollars)

Three-month period ended December 31, 2018
	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	6,538	–		6,538
Gross margin	2,228	–		2,228

R&D expenses, net of tax credits and grants	(130)	(1,647)		(1,777)
SG&A expenses	(1,203)	(497)		(1,700)
Segment income (loss) from operating activities before corporate expenses	895	(2,144)		(1,249)

Unallocated costs:
Corporate general and administrative expenses			(2,378)	(2,378)
Net finance income			31	31
Income tax expense			(62)	(62)
Net loss				(3,658)

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	895	(2,144)
Add:
Depreciation and amortization	188	561
Stock-based compensation	126	277
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	1,209	(1,306)

Non-IFRS operating loss[1] reconciliation
Net loss				(3,658)
Add (deduct):
Depreciation and amortization				804
Net finance income				(31)
Stock-based compensation				900
Income tax expense				62
Non-IFRS operating loss[1]				(1,923)

[1] See "Caution Regarding Non-IFRS Financial Measures".

Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA1 (non-IFRS operating segment loss)1 and net income to non-IFRS operating loss1
(Expressed in thousands of dollars)

Three-month period ended December 31, 2017
					Inter-segment
	Nutraceutical	Cannabis	Cardiovascular	Corporate	eliminations	Total
	$	$	$	$	$	$
Total revenues	7,315	–	–		–	7,315
Gross margin	2,015	–	–		–	2,015

R&D expenses, net of tax credits and grants	(42)	(1,441)	(4,261)		581	(5,163)
SG&A expenses	(1,023)	(289)	(908)		–	(2,220)
Other income - net gain on sale of assets	(147)	–	–		–	(147)
Segment income (loss) from operating activities before corporate expenses	803	(1,730)	(5,169)		581	(5,515)

Gain on loss of control of subsidiary	–	–	–	8,783	–	8,783

Unallocated costs:
Corporate general and administrative expenses				(1,455)		(1,455)
Net finance costs				(419)		(419)
Income tax expense				(53)		(53)
Net income						1,341

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	803	(1,730)	(5,169)		581
Add:
Depreciation and amortization	186	524	670		(581)
Stock-based compensation	4	66	330		–
Other income - net gain on sale of assets	147	–	–		–
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	1,140	(1,140)	(4,169)		–

Non-IFRS operating loss[1] reconciliation
Net income						1,341
Add (deduct):
Depreciation and amortization						852
Net finance costs						419
Stock-based compensation						529
Other income - net gain on sale of assets						147
Gain on loss of control of subsidiary						(8,783)
Income tax expense						53
Non-IFRS operating loss[1]						(5,442)

[1] See "Caution Regarding Non-IFRS Financial Measures".

Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA1 (non-IFRS operating segment loss)1 and net loss to non-IFRS operating loss1
(Expressed in thousands of dollars)

Nine-month period ended December 31, 2018
	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	18,778	–		18,778
Gross margin	6,078	–		6,078

R&D expenses, net of tax credits and grants	(316)	(4,825)		(5,141)
SG&A expenses	(3,386)	(1,473)		(4,859)
Segment income (loss) from operating activities before corporate expenses	2,376	(6,298)		(3,922)

Unallocated costs:
Corporate general and administrative expenses			(6,561)	(6,561)
Net finance costs			(171)	(171)
Income tax expense			(154)	(154)
Net loss				(10,808)

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	2,376	(6,298)
Add:
Depreciation and amortization	562	1,571
Stock-based compensation	369	802
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	3,307	(3,925)

Non-IFRS operating loss[1] reconciliation
Net loss				(10,808)
Add (deduct):
Depreciation and amortization				2,291
Net finance costs				171
Stock-based compensation				2,785
Income tax expense				154
Non-IFRS operating loss[1]				(5,407)

Total assets[3]	21,097	49,434	22,085	92,616
Cash, cash equivalents, and restricted short-term investment	918	–	14,725	15,643
Working capital[2]	2,069	(1,366)	13,721	14,424

[1] See "Caution Regarding Non-IFRS Financial Measures".
[2] The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.
[3] The corporate reportable segment assets include the investment in Acasti.

Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA1 (non-IFRS operating segment loss)1 and net income to non-IFRS operating loss1
(Expressed in thousands of dollars)

Nine-month period ended December 31, 2017
					Inter-segment
	Nutraceutical	Cannabis	Cardiovascular	Corporate	eliminations	Total
	$	$	$	$	$	$
Total revenues	20,640	–	–		–	20,640
Gross margin	4,866	–	–		–	4,866

R&D expenses, net of tax credits and grants	(780)	(1,441)	(9,592)		1,742	(10,071)
SG&A expenses	(3,950)	(289)	(2,761)		–	(7,000)
Other income - net gain on sale of assets	23,724	–	–		–	23,724
Segment income (loss) from operating activities before corporate expenses	23,860	(1,730)	(12,353)		1,742	11,519

Gain on loss of control of subsidiary	–	–	–	8,783	–	8,783

Unallocated costs:
Corporate general and administrative expenses				(4,324)		(4,324)
Net finance costs				(1,847)		(1,847)
Income tax expense				(40)		(40)
Net income						14,091

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] reconciliation
Segment income (loss) from operating activities before corporate expenses	23,860	(1,730)	(12,353)		1,742
Add:
Depreciation and amortization	1,630	524	2,005		(1,742)
Stock-based compensation	157	66	661		–
Impairment loss on inventories	1,719	–	–		–
Other income – net gain on sale of assets	(23,724)	–	–		–
Legal fees related to royalty settlements	91	–	–		–
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	3,733	(1,140)	(9,687)		–

Non-IFRS operating loss[1] reconciliation
Net income						14,091
Add (deduct):
Depreciation and amortization						2,774
Net finance costs						1,847
Stock-based compensation						1,442
Impairment loss on inventories						1,719
Other income - net gain on sale of assets						(23,724)
Gain on loss of control of subsidiary						(8,783)
Legal fees related to royalty settlements						91
Income tax expense						40
Non-IFRS operating loss[1]						(10,503)

Total assets	24,636	41,381	6,079	27,661	–	99,757
Cash, cash equivalents, short-term investment and restricted short-term investment	2,395	–	–	26,191	–	28,586
Working capital[2]	4,363	379	–	25,202	–	29,944

[1] See "Caution Regarding Non-IFRS Financial Measures".
[2] The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

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For further information: Neptune Wellness Solutions, Mario Paradis, VP & CFO, Neptune, 1.450.687.2262 x236, m.paradis@neptunecorp.com; Investor Relations Contact (Canada), Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Investor Relations Contact (U.S.), Carolyn Capaccio / Jody Burfening, LHA, 1.212.838.3777, capaccio@lhai.com / jburfening@lhai.com; Media Requests: Neptune Wellness Solutions, Caroline Lavoie, Director of Corporate Affairs, Neptune, 1.450.687.2262 x254, c.lavoie@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 16:05e 13-FEB-19